Exhibit 99.1

Consolidated financial statements of

Western Wind Energy Corp.

September 30, 2008
(Unaudited)

Western Wind Energy Corp.
September 30, 2008

Western Wind Energy Corp.
Consolidated balance sheet
as at September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

	September 30,	December 31,
	2008	2007
	$	$
Assets
Current assets
Cash	3,100,784	449,493
Accounts receivable	838,004	338,180
Taxes refundable	502,378	461,786
Prepaid expenses and deposits	288,382	261,436
	4,729,548	1,510,895

Restricted cash	195,373	1,171,376
Capital assets (Note 3)	20,373,414	19,316,971
Goodwill and other intangible assets (Note 4)	4,212,140	3,993,353
	29,510,475	25,992,595

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing	825,077	1,020,644
Discontinued	370,147	457,925
Accrued interest liabilities	41,631	2,229,986
Loans payable, current portion (Note 5)	494,993	13,679,465
	1,731,848	17,388,020

Loans payable (Note 5)	425,484	692,217
Asset retirement obligation	1,041,629	926,362
Future income tax liability	3,978,261	4,217,071
	7,177,222	23,223,670

Shareholders' equity
Share capital (Note 7)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
36,703,251 (December 31, 2007 - 28,827,039)	40,599,398	26,255,942
Contributed surplus	4,158,195	4,128,400
Warrants (Note 8)	5,364,871	1,030,482
Accumulated other comprehensive loss	(1,031,505)	(1,905,932)
Accumulated deficit	(26,757,706)	(26,739,967)
	22,333,253	2,768,925
	29,510,475	25,992,595

Commitments (Note 10)
Contingencies (Note 11)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the interim consolidated financial statements.	Page 1

Western Wind Energy Corp.
Consolidated statement of operations
three and nine months ended September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,	October 31,	September 30,	October 31,
	2008	2007	2008	2007
	$	$	$	$

Revenue
Energy sales	1,405,648	817,266	4,428,986	3,982,706

Expenses
Amortization	594,874	626,868	1,736,557	1,797,732
Plant operating expenses	447,953	385,748	1,275,704	1,384,652
Interest expense (recovery) and accretion on long-term debt (Note 5)	17,172	534,440	(165,531)	1,517,523
Stock-based compensation (Note 7)	30,000	261,652	858,090	372,482
Consulting and directors' fees (Note 9)	331,992	227,486	970,462	715,497
Professional fees	205,868	316,607	1,024,314	1,212,527
Travel and automotive	153,833	103,076	566,080	280,954
Advertising and promotion	34,430	83,102	198,670	114,096
Management fees (Note 9)	97,500	87,789	292,500	177,789
Bonuses (Note 9)	-	-	-	83,920
Financing costs	1,069	89,250	1,069	89,250
Office and secretarial (Note 9)	165,634	167,679	297,210	229,487
Asset retirement obligation accretion	16,823	16,065	49,362	52,638
Project costs	99,564	284,060	147,414	421,473
Regulatory fees	21,350	12,460	51,181	32,882
Foreign exchange loss (gain)	83,817	(2,053,336)	540,324	(3,675,961)
	2,301,879	1,142,946	7,843,406	4,806,941

Loss before the following	(896,231)	(325,680)	(3,414,420)	(824,235)
Interest income	23,001	8,720	40,317	53,211

Loss from continuing operations before income taxes	(873,230)	(316,960)	(3,374,103)	(771,024)
Income tax recovery (Note 6)	173,570	165,198	508,489	541,287

Loss from continuing operations after tax	(699,660)	(151,762)	(2,865,614)	(229,737)
(Loss) income from discontinued operations (Note 5)	(81,189)	20,982	2,847,875	(5,183)
Net loss	(780,849)	(130,780)	(17,739)	(234,920)

(Loss) income per share as reported - basic and diluted
Continuing operations	(0.02)	(0.01)	(0.09)	(0.01)
Discontinued operations	0.00	0.00	0.09	0.00
Net (loss) income	(0.02)	0.00	0.00	(0.01)

Weighted average number of common shares outstanding - basic and diluted	34,510,223	26,184,578	31,166,547	25,698,375

See accompanying notes to the interim consolidated financial statements.	Page 2

Western Wind Energy Corp.
Consolidated statement of cash flows
three and nine months ended September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,	October 31,	September 30,	October 31,
	2008	2007	2008	2007
	$	$	$	$

Operating activities
Net loss for the period from continuing operations	(699,660)	(151,762)	(2,865,614)	(229,737)
Items not involving cash:
Amortization	594,874	626,868	1,736,557	1,797,732
Asset retirement obligation accretion	16,823	16,065	49,362	52,638
Bonuses paid in shares and to repay investment deposit	-	-	-	83,920
Financing fees paid in common shares and equity rights	-	89,250	-	89,250
Accretion on long-term debt	-	26,250	13,720	77,894
Stock-based compensation expense	30,000	261,652	858,090	372,482
Future income taxes	(173,570)	(165,198)	(508,489)	(541,287)
Unrealized foreign exchange loss (gain)	63,404	(2,042,375)	24,260	(3,665,000)
	(168,129)	(1,339,250)	(692,114)	(1,962,108)
Change in non-cash working capital:
Refundable tax credits	-	(7,670)	-	(43,417)
Accounts receivable	920,229	368,996	(467,694)	28,998
Taxes refundable	(33,190)	(29,680)	(35,384)	(17,858)
Prepaid expenses and deposits	(139,667)	58,015	(14,776)	52,100
Accounts payable and accrued liabilities	(629,546)	437,667	11,019	1,010,438
Accrued interest liabilities	36,510	-	(2,189,470)	-
Discontinued operations	(186,052)	(462,306)	(186,052)	(488,470)
	(199,845)	(974,228)	(3,574,471)	(1,420,317)

Investing activities
Purchase of capital assets	(1,045,154)	(41,615)	(1,939,412)	(253,672)
Recovery/discontinued operations	-	-	2,929,064	-
Restricted cash	-	(52,897)	995,338	(136,022)
Investment	-	69,000	-	-
	(1,045,154)	(25,512)	1,984,990	(389,694)

Financing activities
Shares and warrants issued for cash	33,870	2,851,880	17,733,819	4,294,430
Loans payable and conversion rights	(451,566)	(317,188)	(13,493,047)	(712,944)
Discontinued operations	-	229,566	-	-
	(417,696)	2,764,258	4,240,772	3,581,486

Net cash (outflow) inflow	(1,662,695)	1,764,518	2,651,291	1,771,475
Cash position, beginning of period	4,763,479	49,463	449,493	42,506
Cash position, end of period	3,100,784	1,813,981	3,100,784	1,813,981

Supplemental cash flow information
Interest paid in cash	13,571	16,566	2,042,792	96,504
Interest income	19,760	8,720	37,076	53,211

Non-cash financing activities (statement of shareholders' equity)

See accompanying notes to the interim consolidated financial statements.	Page 3

Western Wind Energy Corp.
Consolidated statement of shareholders' equity and accumulted other comprehensive loss as at September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

									Accumulated
									other	Total
	Common shares		Contributed	Warrants		Special Warrants			comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Number	Amount	Deficit	income (loss)	equity
		$	$		$		$	$	$	$

Balance at January 31, 2007	24,119,705	21,879,587	3,741,804	7,703,844	49,870	-	-	(24,155,390)	473,098	1,988,969
Net loss for the period	-	-	-	-	-	-	-	(2,584,577)	-	(2,584,577)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	(2,379,030)	(2,379,030)
Comprehensive loss										(4,963,607)
Cash transactions
Private placement at $0.90 per unit, net of issuance costs of $51,000	732,000	382,971	-	774,000	237,729	-	-	-	-	620,700
Private placement of 107,779 units at $0.90	107,779	61,222	-	107,779	35,779	-	-	-	-	97,001
Private placement of 165,000 units at $1.00	165,000	102,226	-	165,000	62,774	-	-	-	-	165,000
Private placement of 2,086,400 units at $1.40 per unit, net of issuance costs of $480,388	2,086,400	1,891,996	-	1,223,900	650,956	-	-	-	-	2,542,952
Exercise of options at $0.86 per share	100,000	86,000	-	-	-	-	-	-	-	86,000
Exercise of warrants at $1.03 per share	712,000	733,360	-	(712,000)	-	-	-	-	-	733,360
Exercise of warrants at $1.05 per share	78,950	107,147	-	(78,950)	(24,249)	-	-	-	-	82,898
Share subscriptions received	-	-	109,500	-	-	-	-	-	-	109,500
Adjustment to 2006 fair value of warrants	-	(17,623)	-	-	17,623	-	-	-	-	-
	3,982,129	3,347,299	109,500	1,479,729	980,612	-	-	-	-	4,437,411
Non-cash transactions
Debt settlement at a value of $0.80 per share	179,375	143,500	-	-	-	-	-	-	-	143,500
Transfer from contributed surplus on exercise of options	-	96,306	(96,306)	-	-	-	-	-	-	-
Expiry of warrants	-	-	-	(1,079,962)	-	-	-	-	-	-
Bonus shares at a value of $0.75 per share	119,000	89,250	-	-	-	-	-	-	-	89,250
Bonus shares at a value of $1.64 per share	426,830	700,000	(700,000)	-	-	-	-	-	-	-
Deferred bonus expense	-	-	83,920	-	-	-	-	-	-	83,920
Stock-based compensation	-	-	989,482	-	-	-	-	-	-	989,482
Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	-	-	(26,739,967)	(1,905,932)	2,768,925
Net loss for the period	-	-	-	-	-	-	-	(17,739)	-	(17,739)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	874,427	874,427
Comprehensive income										856,688
Cash transactions
Private placement of 6,315,800 special warrants at $2.85 per unit, net of issuance costs of $1,571,077 and broker warrants	-	-	-	-	-	6,315,800	15,546,701	-	-	15,546,701
Conversion of 6,315,800 special warrants to common shares and warrants net of additional issuance costs of $199,117	6,315,800	11,641,236	-	3,157,900	3,719,733	(6,315,800)	(15,546,701)	-	-	(185,732)
Special broker warrants issued	-	-	-	-	-	442,107	868,867	-	-	868,867
Conversion of special broker warrants to broker warrants	-	-	-	442,107	868,867	(442,107)	(868,867)	-	-	-
Exercise of options at $1.05 per share	100,000	188,255	(83,255)	-	-	-	-	-	-	105,000
Exercise of options at $1.10 per share	250,000	459,802	(184,802)	-	-	-	-	-	-	275,000
Exercise of options at $1.23 per share	100,000	207,013	(84,013)	-	-	-	-	-	-	123,000
Exercise of options at $1.33 per share	100,000	243,367	(110,367)	-	-	-	-	-	-	133,000
Exercise of warrants at $1.05 per share	531,257	721,682	-	(531,257)	(163,862)	-	-	-	-	557,820
Exercise of warrants at $1.20 per share	10,000	15,804	-	(10,000)	(3,804)	-	-	-	-	12,000
Exercise of warrants at $1.30 per share	10,000	13,000	-	(10,000)	-	-	-	-	-	13,000
Exercise of warrants at $1.75 per share	162,950	371,708	-	(162,950)	(86,545)	-	-	-	-	285,163
	7,580,007	13,861,867	(462,437)	2,885,800	4,334,389	-	-	-	-	17,733,819
Non-cash transactions
Debt settlement at a value of $1.20 per share	166,667	200,000	(200,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.61 per share	46,512	75,000	(75,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.41 per share	7,100	10,000	-	-	-	-	-	-	-	10,000
Debt settlement/ exercise of options at $1.33 per share	50,926	123,937	(56,206)	-	-	-	-	-	-	67,731
Debt settlement/ exercise of options at $1.52 per share	25,000	72,652	(34,652)	-	-	-	-	-	-	38,000
Expiry of warrants	-	-	-	(5,333,333)	-	-	-	-	-	-
Stock-based compensation	-	-	858,090	-	-	-	-	-	-	858,090
Balance at September 30, 2008	36,703,251	40,599,398	4,158,195	5,656,078	5,364,871	-	-	(26,757,706)	(1,031,505)	22,333,253

See accompanying notes to the interim consolidated financial statements.	Page 4

Western Wind Energy Corp.
Notes to the consolidated financial statements
September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of business and continued operations

The accompanying unaudited interim consolidated financial statements of Western Wind Energy Corp. (the “Company”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual consolidated financial statements of the Company as at and for the eleven months ended December 31, 2007. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted in Note 2.

In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature have been included in these unaudited interim consolidated financial statements. All intercompany accounts and transactions have been eliminated. The results of operations for the three and nine months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008 or for other future operating periods. All information is stated in Canadian dollars unless otherwise stated.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

In January 2008, the Company changed its fiscal year end from January 31 to December 31, effective as of December 31, 2007. Accordingly, the Company has reported its quarterly consolidated financial statements for the three and nine month periods ended September 30, 2008 with comparatives for the three and nine months ended October 31, 2007.

2.	Changes in accounting policies

(a) Current

In 2008, the Company adopted new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1535, Capital Disclosures (“Section 1535”), Financial Instruments - Disclosures (“Section 3862”), and Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”).

(i) Capital disclosure

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 15.

Western Wind Energy Corp.
Notes to the consolidated financial statements
September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

2.	Changes in accounting policies (continued)

	(a)	Current (continued)

		(ii)	Financial instruments disclosures and presentation

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and the extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures pursuant to these new Handbook Sections are included in Note 13.

	(b)	Future

New accounting pronouncements

		(i)	In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, and amended Section 1000, Financial Statement Concepts, clarifying the criteria for the recognition of assets, intangible assets and internally developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The standard is effective for fiscal years beginning on or after October 1, 2008 and early adoption is permitted. We are currently evaluating the impact these sections will have on our results of operations and financial position.

		(ii)	In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and we will be required to report according to IFRS standards in the year ended December 31, 2011. We are currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosures.

3.	Capital assets

		September 30, 2008
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Construction in progress	803,424	-	803,424
Property and equipment	24,703,192	(5,133,202)	19,569,990
	25,506,616	(5,133,202)	20,373,414

Western Wind Energy Corp.
Notes to the consolidated financial statements
September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

3.	Capital assets (continued)

		December 31, 2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Construction in progress	513,254	-	513,254
Property and equipment deposits	153,157	-	153,157
Property and equipment	21,833,768	(3,183,208)	18,650,560
	22,500,179	(3,183,208)	19,316,971

The unrealized foreign exchange translation increase in capital costs for the nine months ended September 30, 2008 was $800,622.

As at September 30, 2008, the Company’s capital lease (Note 5 (e)) had cost of $259,869 and accumulated depreciation of $19,490.

4.	Goodwill and other intangible assets

			September 30,	December 31,
			2008	2007
		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Goodwill	3,915,589	-	3,915,589	3,662,851
Land right-of-way	390,847	(130,283)	260,564	285,933
Power purchase contracts	66,414	(30,427)	35,987	44,569
	4,372,850	(160,710)	4,212,140	3,993,353

The foreign exchange translation increase in goodwill and other intangible assets for the nine months ended September 30, 2008 was $271,753.

5.	Loans payable

	September 30,	December 31,
	2008	2007
	$	$

Windridge acquisition loan (a)	302,015	258,888
Windstar mortgages (b)	361,919	373,751
Mesa Wind acquisition loan (c)	-	13,283,420
Kingman loan (d)	-	408,911
Crane financing contract (e)	224,312	-
Other	32,231	46,712
	920,477	14,371,682
Less: Current portion	494,993	13,679,465
	425,484	692,217

Western Wind Energy Corp.
Notes to the consolidated financial statements
September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

5.	Loans payable (continued)

	(a)	Windridge acquisition loan

The Windridge acquisition loan of US$285,000 is secured by a first charge on the Windridge land with interest payable annually at the rate of 8%. Principal was initially due on May 10, 2008 and was extended to January 15, 2009 or payable on demand. The loan is convertible into common shares, at the option of the holder, at a price of US$1.40 per share. The note is redeemable by the Company upon 30 days’ notice.

	(b)	Windstar mortgages

The Company’s Windstar mortgage balances of US$341,530 at September 30, 2008 (US$377,031 as at December 31, 2007) are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with due dates from October 2009 to July 2014. The mortgages are secured by first charges on the land.

	(c)	Mesa Wind acquisition loan

The Mesa loan was repaid on June 23, 2008 (the “Repayment date”), which triggered a reduction of $826,441 of interest charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid; and a reduction of the loan principal by US$3,000,000 which was a net reduction of US$2,900,000 after taking into account an extension fee of US$100,000. The net reduction was recorded as income from discontinued operations as it was for compensation relating to the Steel Park asset allocation following discontinuation of that project.

	(d)	Kingman loan

The Kingman loan was repaid on July 3, 2008.

	(e)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of US$211,675 at September 30, 2008 is secured by the equipment leased and is repayable in 60 blended monthly payments of US$4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

Principal payments due in the next five calendar years and thereafter are as follows:

$

2009	494,993
2010	183,897
2011	78,419
2012	83,837
2013	59,518
Thereafter	19,813
920,477

Western Wind Energy Corp.
Notes to the consolidated financial statements
September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

6.	Income taxes recovery

	Nine months ended
	September 30,	October 31,
	2008	2007
	$	$
Income taxes
Current	804	-
Future	(509,293)	(541,287)
	(508,489)	(541,287)

The Company’s effective rate for income taxes is considerably lower than actual statutory rates because the benefits from losses carried forward for tax purposes have not been recognized.

7.	Share capital

	(a)	750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. On June 12, 2008, 37,501 shares were released leaving a balance of 712,999 shares held in escrow. The release of further shares is subject to the approval of the TSX Venture Exchange. The escrow shares may be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

	(b)	The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 6,008,744 common shares representing 20% of the issued and outstanding shares as at the June 11, 2008 Annual General Meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest between 12 and 24 months from the date of grant and expire five years from the date of grant.

In January 2008, as a result of termination, exercise rights for a consultant’s 75,000 unvested stock options at $1.54 per share were forfeited.

In August 2008, as a result of termination, exercise rights for 337,400 stock options granted in April 2008 at $2.29 per share to the Company’s former investor relations firm were cancelled.

Western Wind Energy Corp.
Notes to the consolidated financial statements
September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

7.	Share capital (continued)

	(b)	(continued)

The Company recorded $30,000 and $858,090 of stock-based compensation expense during the three and nine months ended September 30, 2008, respectively ($261,652 and $372,482 for the three and nine months ended October 31, 2007, respectively).

A summary of stock option information as at September 30, 2008 is as follows:

		Weighted
		average
		exercise
	Shares	price
		$

Options outstanding at January 31, 2007	3,045,000	1.43
Granted	1,750,000	1.41
Exercised	(100,000)	0.86
Expired/forfeited	(420,000)	1.27
Options outstanding at December 31, 2007	4,275,000	1.45
Granted	337,400	2.29
Exercised	(625,926)	1.19
Forfeited	(75,000)	1.54
Cancelled	(337,400)	2.29
Options outstanding at September 30, 2008	3,574,074	1.50

		Stock options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
	Number of	average	contractual	Number of	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
$		$			$

1.00 - 1.60	2,924,074	1.39	2.16	1,736,574	1.35
1.61 - 2.50	650,000	2.01	0.76	650,000	2.01
	3,574,074	1.50	1.75	2,386,574	1.53

Western Wind Energy Corp.
Notes to the consolidated financial statements
September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

7.	Share capital (continued)

	(c)	The fair value of the Company’s stock-based awards granted to employees, non- employee directors and consultants for the nine months ended September 30, 2008 and October 31, 2007 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Nine months ended
	September 30,	October 31,
	2008	2007

Expected life (in years)	5	5
Risk-free interest rate	3.16%	3.97%
Expected volatility	81.32%	74.00%
Dividend yield	-	-

The fair value per stock option granted during the nine months ended September 30, 2008 was $1.55 ($0.74 during the nine months ended October 31, 2007).

8.	Warrants

Warrants outstanding as at September 30, 2008:

Number of
share purchase			Exercise
warrants	(ii)	Amount	price	Expiry date
		$	$

107,416		52,754	1.30	November 28, 2008
441,133		4,473	2.20	December 5, 2008
20,000		9,828	1.30	December 31, 2008
191,570		58,839	1.05	February 23, 2009
80,002		26,558	1.05	August 1, 2009
155,000		58,969	1.20	October 11, 2009
1,060,950		564,850	1.75	October 23, 2009
3,157,900	(i)	3,719,733	3.70	June 20, 2010
442,107	(i)	868,867	2.85	June 20, 2010
5,656,078		5,364,871

Western Wind Energy Corp.
Notes to the consolidated financial statements
September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

8.	Warrants (continued)

(i) On June 20, 2008, the Company issued 6,315,800 special warrants (the “Special Warrants”) through a private placement (“Offering”) at a price of $2.85 per Special Warrant. Each Special Warrant entitled the holder to acquire, for no additional consideration, 6,315,800 common shares (the “Common Shares”) and 3,157,900 common share purchase warrants (the “Warrants”). In conjunction with the Offering, the Company also issued 442,107 brokers’ warrants (the “Brokers’ Warrants”). Each Broker’s Warrant may be exercised by the holder to acquire one Agents’ Unit at a price of $2.85 per Agents’ Unit until June 20, 2010. An Agents’ Unit comprises one common share and one-half of one Warrant. Each Warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010. On July 31, 2008, each Special Warrant and Broker’s Warrant were converted to one common share and one half of one Warrant following the issuance of a short-form prospectus.

(ii) Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

9.	Related party transactions

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

	Nine months ended
	September 30,	October 31,
	2008	2007
	$	$

Consulting and directors' fees	700,361	479,143
Bonuses	-	58,920
Management fees	262,500	177,789
Office and secretarial	27,000	27,000
Financing costs	-	89,250
Interest	(226,359)	1,285,248
	763,502	2,117,350

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

Western Wind Energy Corp.
Notes to the consolidated financial statements
September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

10.	Commitments

					More
		Within 1	2 to 3	4 to 5	than 5
	Total	year	years	years	years
	$	$	$	$	$
Right of way agreements	373,416	97,532	171,247	104,637	-
Office lease	290,085	92,032	166,703	31,350	-
Management contract	50,500	50,500	-	-	-
	714,001	240,064	337,950	135,987	-

11.	Contingencies

The Company has three employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

12.	Economic dependence

The Company’s operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

13.	Financial instruments

(a) Categories of financial assets and liabilities

Under Canadian GAAP, all financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the cost of the instrument at its initial carrying amount.

The Company has made the following classifications:

Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

Western Wind Energy Corp.
Notes to the consolidated financial statements
September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

13.	Financial instruments (continued)

	(a)	Categories of financial assets and liabilities (continued)

Accounts payable, accrued liabilities and loans payable (including current portion and accrued interest) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of cash, restricted cash, accounts receivable, accounts payable, accrued liabilities and loans payable approximate their fair value at September 30, 2008 and December 31, 2007 due to their short-term nature. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 5, are comprised of senior secured loans and mortgages and, as such, the Company is exposed to interest rate risk. The Company mitigates this risk by either fixing the interest rates upon the inception of the debt or through interest rate swaps. The fair values of the loans approximate their book values, based on the Company’s current credit worthiness and prevailing market interest rates.

	(b)	Derivative instruments and hedging activities

The Company does not utilize derivative instruments currently but may use them in the future to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges.

As at September 30, 2008, the Company does not have any outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

	(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its receivables and the aging of receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At September 30, 2008 less than 2% of the Company’s receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, restricted cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 5 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 5, and remaining financial liabilities, consisting of accounts payable and accrued interest, are expected to be realized within one year. As disclosed in Note 15, the Company does not have any financial covenants relating to its financial liabilities as at September 30, 2008. This risk management strategy is unchanged from the prior year.

Western Wind Energy Corp.
Notes to the consolidated financial statements
September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

13.	Financial instruments (continued)

(c) Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk (continued)

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at September 30, 2008, a 1% change in the Canadian dollar-U. S. dollar blended forward exchange rate, would result in a $110,000 impact to accumulated other comprehensive income (“AOCI”). The foreign currency exposure on these assets is partly managed through U.S. dollar denominated financing. Based upon the remaining payments at September 30, 2008, a 1% change in the Canadian dollar-U. S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $20,000 impact to net income. This risk management strategy is unchanged from the prior year.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current oil and gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the oil and gas market prices would result in reduced revenue, on an annual basis, of approximately $50,000. The Company manages this interest rate risk by monitoring the oil and gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts adjusted at contractual rates compatible with those prevailing in the market are highly liquid, and are maintained with major financial institutions in Canada and in the United States of America.

14.	Subsequent events

No subsequent events have occurred after September 30, 2008 and prior to the date of release of this quarterly financial information that would have required disclosure.

Western Wind Energy Corp.
Notes to the consolidated financial statements
September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

15.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity as recorded on the consolidated balance sheet) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	September 30,	December 31,
	2008	2007
	$	$

Total loans payable including current portion	920,477	14,371,682
Shareholders’ equity	22,333,253	2,768,925
Total debt and equity	23,253,730	17,140,607

Debt to equity ratio, end of period	0.04	5.19

Changes from December 31, 2007 relate primarily to changes within shareholders’ equity relating to current period earnings, the exercise of stock options, the exercise of warrants, the issue of Special Warrants (Note 8) and repayment of Pacific Hydro loan as mentioned in Note 5.

The Company had no financial covenants that would have required compliance as at September 30, 2008.

16.	Comparative figures

The comparative unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.